Lans Holdings Inc.
Penthouse Menara Antara, No 11 Jalan Bukit Ceylon
Kuala Lumpur, Malaysia

November 30, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Chris Chase

Re:           Lans Holdings Inc.
Post Effective Amendment No. 2 to Registration Statement on Form S-1
Filed November 9, 2010
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
November 30, 2009
Filed November 9, 2010
File No.: 333-148385

Dear Mr. Chase:

I write on behalf of Lans Holdings, Inc., (the “Company”) in response to Staff’s letter of November 19, 2010, by H. Christopher Owings, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Post Effective Amendment on Form S-1, filed November 9, 2010 and Amendment No. 1 to Form 10-K, filed November 9, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

post effective amendment no. 2 to registration statement on form s-1 summary, page 4

1.
we note your response to comment three of our letter dated October 21, 2010 and related amendments.  please make conforming changes to your disclosure in the last risk factor on page 11 and the first, second and fourth risk factors on page 13.

In response to this comment, the risk factor on page 11 has to do with officer and director shares, which were not registered in the offering, so the change is not applicable. The change was made to the first and second risk factors on page 13, but the fourth risk factor on that page has to do with short sales and does not appear applicable.

general

2.
we have reviewed your response to comment six in our letter dated October 21, 2010.  please explain in reasonable detail the filing error that occurred that caused the omission of amounts in your statement of operations for the year ended November 30, 2009.  we remind you that disclosure controls and procedures include controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the act is recorded, processed, summarized and reported, within the time periods specified in the commission’s rules and forms (given that you failed to report your statement of operations for the year ended November 30, 2009 within your form 10-k filed on march 19, 2010, it is unclear to us how this omission is unrelated to the effectiveness of your disclosure controls and procedures.  as such, please explain to us in more detail how you reconsidered your conclusion regarding the effectiveness of your disclosure controls and procedures at year end.  if you continue to believe that your disclosure controls and procedures were effective, please explain to us in more detail how you arrived at this conclusion.

In response to this comment, the filing error was committed by the Company’s edgar filing service.  Drafts of the Company’s filings are complete when delivered for edgar service.  The draft 10-K submitted to the Company’s edgar service accurately contained the entire statement of operations. During the transformation of the Company’s 10-K from Word to edgar version, the edgar service botched the statement of operations.  In its review of the edgar proof, the Company did not catch the error in the filing.  Mistakes happen.  The edgar service apologized for making the mistake.

exhibit 31

3.
we reissue comment seven of our October 21, 2010 letter.  please confirm that in future filings your certifications will appear exactly as set forth in item 601(b)(31) of regulation s-k.  in this regard, we note that you deleted the word “and” from paragraph 4(d) of both certifications and your chief financial officer’s certification continues to include changed citation in paragraph 4.

In response to this comment, the Company revised the certifications accordingly.

Sincerely,

/s/ Eng Kok Yap
Eng Kok Yap